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                           June 10, 2021

       C. Timothy Trenary
       Chief Financial Officer
       Superior Industries International, Inc.
       26600 Telegraph Road, Suite 400
       Southfield, Michigan 48033

                                                        Re: Superior Industries
International, Inc.
                                                            Form S-3
                                                            Filed June 7, 2021
                                                            File No. 333-256858

       Dear Mr. Trenary:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Heather
Clark at 202-551-3624 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing